# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MidCap Apollo Institutional Private Lending, CIK 0002006758
CUSIP: 000000000
Title of class of securities: Common Shares of Beneficial Interest, par value $0.001 per share
Address of issuer's principal executive offices: 9 West 57th Street, New York, New York (NY), 10019
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001704268

## Reporting persons
- Mubadala Investment Company PJSC: type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 13,788,414; sole dispositive power 0; shared dispositive power 13,788,414; aggregate amount beneficially owned 13,788,414 (95.3% of the class)
- Mamoura Diversified Global Holding PJSC: type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 13,788,414; sole dispositive power 0; shared dispositive power 13,788,414; aggregate amount beneficially owned 13,788,414 (95.3% of the class)
- MIC Capital Management 85 RSC Ltd: type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 13,788,414; sole dispositive power 0; shared dispositive power 13,788,414; aggregate amount beneficially owned 13,788,414 (95.3% of the class)

## Item 1. Issuer
Name of issuer: MidCap Apollo Institutional Private Lending
Address of issuer's principal executive offices: 9 West 57th Street, New York, New York, 10019

## Item 2. Person Filing
Name of person filing: (i) Mubadala Investment Company PJSC, (ii) Mamoura Diversified Global Holding PJSC, and (iii) MIC Capital Management 85 RSC Ltd (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence:
(i) For Mubadala Investment Company PJSC: Al Mamoura A, Al Muroor Street, Abu Dhabi, United Arab Emirates;
(ii) For Mamoura Diversified Global Holding PJSC: Al Mamoura A, Al Muroor Street, Abu Dhabi, United Arab Emirates; and
(iii) For MIC Capital Management 85 RSC Ltd: 2462ResCowork01, 24th Floor, Al Sila Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.
Citizenship: (i) Mubadala Investment Company PJSC is incorporated in The Emirate of Abu Dhabi, United Arab Emirates; (ii) Mamoura Diversified Global Holding PJSC is incorporated in The Emirate of Abu Dhabi, United Arab Emirates; and (iii) MIC Capital Management 85 RSC Ltd is incorporated in the Abu Dhabi Global Market, United Arab Emirates.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of September 30, 2024, each of the Reporting Persons may have been deemed to have beneficially owned 13,788,414 common shares of beneficial interest, par value $0.001 per share ("Common Shares"), of MidCap Apollo Institutional Private Lending (the "Issuer"). Such Common Shares were directly held by MIC Capital Management 85 RSC Ltd ("85 RSC"). 85 RSC is a wholly owned subsidiary of Mamoura Diversified Global Holding PJSC, which is a wholly owned subsidiary of Mubadala Investment Company PJSC. Due to their relationship with 85 RSC, Mamoura Diversified Global Holding PJSC and Mubadala Investment Company PJSC may have been deemed to have indirectly beneficially owned the Common Shares of the Issuer that were held directly by 85 RSC.
Percent of class: As of September 30, 2024, each of the Reporting Persons may have been deemed to have beneficially owned approximately 95.3% of the Common Shares of the Issuer outstanding. Such percentage is based on 14,474,953 Common Shares outstanding as of September 30, 2024, based on information disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 13, 2024.
Sole power to vote or to direct the vote: As of September 30, 2024, each of the Reporting Persons may have been deemed to have had sole power to vote or to direct the vote of 0 Common Shares.
Shared power to vote or to direct the vote: As of September 30, 2024, each of the Reporting Persons may have been deemed to have had shared power to vote or to direct the vote of 13,788,414 Common Shares.
Sole power to dispose or to direct the disposition: As of September 30, 2024, each of the Reporting Persons may have been deemed to have had sole power to dispose or to direct the disposition of 0 Common Shares.
Shared power to dispose or to direct the disposition: As of September 30, 2024, each of the Reporting Persons may have been deemed to have had shared power to dispose or to direct the disposition of 13,788,414 Common Shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Mubadala Investment Company PJSC: /s/ Matthew Ryan, Matthew Ryan/Authorized Signatory (09/11/2025)
- Mamoura Diversified Global Holding PJSC: /s/ Matthew Ryan, Matthew Ryan/Authorized Signatory (09/11/2025)
- MIC Capital Management 85 RSC Ltd: /s/ Matthew Ryan, Matthew Ryan/Authorized Signatory (09/11/2025)